Filed Pursuant to Rule 424(b)(3)
File No. 333-140548

SUPPLEMENT NO. 3 DATED SEPTEMBER 18, 2007

TO PROSPECTUS DATED JULY 19, 2007

APPLE REIT EIGHT, INC.

The following information supplements the prospectus of Apple REIT Eight, Inc. dated July 19, 2007 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 2 (which is cumulative and replaces the prior Supplement) and this Supplement No. 3.

Status of the Offering	S – 3
Recent Developments	S – 3
Additional Information about Purchase Contracts	S – 4

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Eight, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Eight, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on July 27, 2007. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 27, 2007, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	5,436,843	$59,805,270	$53,824,743

Total	10,198,748	$109,805,270	$98,824,743

RECENT DEVELOPMENTS

Recent Purchase Contacts

On September 4, 2007, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of eight hotels. Two of these hotels serve as collateral for existing loans that would be assumed at closing by our purchasing subsidiary. The aggregate initial deposit for these hotels was $2,000,000. Under the purchase contract for these hotels, which contain a total of 1,010 guest rooms, the aggregate gross purchase price is $128,900,000.

In addition, on September 4, 2007, we caused one of our wholly-owned subsidiaries to enter into separate purchase contracts for the potential purchase of two other hotels, which are under development and will be located in California and Tennessee, respectively. The aggregate initial deposit for these hotels was $255,000. Under the purchase contract for the California hotel, which will contain 86 guest rooms, the gross purchase price is $10,331,211. Under the purchase contract for the Tennessee hotel, which will contain 120 guest rooms, the gross purchase price is $17,150,000.

On September 17, 2007, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of a hotel in North Carolina containing 92 guest rooms. The required initial deposit under this purchase contract is $250,000. Under the purchase contract, the gross purchase price for this hotel is $11,300,000.

The purchase contacts described above contain a number of conditions to closing that are currently unsatisfied. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Further information about the hotels that are subject to these purchase contracts is provided in another section below.

Source of Deposit Payments

The initial deposits described above were funded by the proceeds from our ongoing offering of units.

ADDITIONAL INFORMATION ABOUT PURCHASE CONTRACTS

Eight Hotel Portfolio

The following tables provide a summary of the eight hotels covered by a pending purchase contract and the related loan information for two of these hotels:

Summary

	Hotel	Franchise (a)	Date of Purchase Contract	Number of Rooms	Gross Purchase Price
1.	Port Wentworth, Georgia	Hampton Inn	September 4, 2007	106	$10,000,000
2.	Bowling Green, Kentucky	Hampton Inn	September 4, 2007	131	18,000,000
3.	Somerset, New Jersey	Courtyard	September 4, 2007	162	16,000,000
4.	Concord, North Carolina	Hampton Inn	September 4, 2007	101	9,200,000
5.	Greensboro, North Carolina	SpringHill Suites	September 4, 2007	82	8,000,000
6.	Warwick, Rhode Island	Hilton Garden Inn	September 4, 2007	160	24,000,000
7.	Columbia, South Carolina	Hilton Garden Inn	September 4, 2007	143	21,200,000
8.	Harrisonburg, Virginia	Courtyard	September 4, 2007	125	22,500,000

			Total	1,010	$128,900,000

Note for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our prospective franchisors or managers.

The table below specifies the loan information for two of these hotels:

Loan Information (a)

Hotel	Franchise	Original Principal Balance of Loan	Annual Interest Rate	Maturity Date
Concord, North Carolina	Hampton Inn	$5,200,000	6.30%	April 2017
Columbia, South Carolina	Hilton Garden Inn	11,950,000	7.32%	February 2012

	Total	$17,150,000

Note for Table:

(a)	All loans provide for monthly payments of principal and interest on an amortized basis.

Each loan described above has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender would be permitted to seek repayment from the indemnitor or guarantor of the loan, which is expected to be another one of our wholly-owned subsidiaries.

Other Hotels

The following table provides a summary of the other hotels covered by separate pending purchase contracts:

Summary

	Hotel	Franchise (a)	Date of Separate Purchase Contract	Number of Rooms		Gross Purchase Price
1.	Tulare, California	Hampton Inn	September 4, 2007	86	(b)	$10,331,211
2.	Memphis, Tennessee	Hilton Garden Inn	September 4, 2007	120	(b)	17,150,000
3.	Matthews, North Carolina	Hampton Inn	September 17, 2007	92		11,300,000

			Total	298		$38,781,211

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our prospective franchisors or managers.
(b)	These hotels are currently under development. The table shows the expected number of rooms upon hotel completion.

Other Hotels

We have no material relationship or affiliation with the prospective sellers of the 11 hotels described above, except through the pending purchase contracts and any related documents.

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